UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-31869

UTi Worldwide Inc.
(Exact name of registrant as specified in its charter)

Commerce House Wickhams Cay 1 PO Box 3140 Road Town, Tortola British Virgin Islands VG1110 Tel: +1.284.852.1000	c/o UTi, Services, Inc. 100 Oceangate, Suite 1500 Long Beach, CA 90802 USA
(Addresses, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, of no par value (the “Ordinary Shares”)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, UTi Worldwide Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UTI WORLDWIDE INC.

By:	/s/ Jørgen Møller
Name:	Jørgen Møller
Title:	Director

Date: February 1, 2016